UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

________________________

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Persons Filing Statement)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

__________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Security Land & Development Corporation, a Georgia corporation (the “Company”) with the Securities and Exchange Commission on April 21, 2017, as previously amended.  This Solicitation/Recommendation Statement relates to an unsolicited third party tender offer by AB Value Partners, LP, and AB Opportunity Fund, LLC (the “Offerors”) to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of  Security Land & Development Corporation, a Georgia corporation  (the “Company”), at a price equal to $1.75 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase that the Offerors included with a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2017 as amended on May 3, 2017 (the “AB Offer”).

Item 4. The Solicitation or Recommendation.

(a)   Solicitation or Recommendation.

Increase in Offer Price of the Company’s Offer:

After receipt of the revised AB Offer to Purchase, where the Offerors raised their offer price to $1.75 per share, the Directors reconsidered the Company’s offer price in its tender offer and decided to raise the Company’s offer to $1.75 per share in order to match the Offerors’ price.

Withdrawal of Earlier Recommendation:

When the Company’s offer price was higher than the AB Offer, the Board recommended that IF a shareholder decides to tender shares, such stockholder NOT accept the competing AB Offer because the price was lower than the Company’s Offer, and such stockholder could obtain a higher price by tendering shares to the Company.  Since the Offer price in the two offers are now equal, the Board’s prior recommendation is withdrawn.

No Recommendation:

For the reasons stated in the Company’s Schedule TO as amended, and in the original filing of the Schedule 14D-9, neither the Company nor any member of the Company’s Board of Directors or the Flanagin Family makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder's shares.

Item 9. Exhibits.

Exhibit No.

(a)(1)	Schedule TO filed with the SEC by the Company on February 8, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(2)	Amendment No. 1 to Schedule TO filed with the SEC by the Company on March 16, 2017 with respect to the Company Offer, incorporated herein by reference.

(a)(3)	Amendment No. 2 to Schedule TO filed with the SEC by the Company on March 22, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(4)	Amendment No. 3 to Schedule TO filed with the SEC by the Company on April 12, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(5)	Amendment No. 4 to Schedule TO filed with the SEC by the Company on April 21, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(6)	Amendment No. 5 to Schedule TO filed with the SEC by the Company on May 1, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(7)	Amendment No. 6 to Schedule TO filed with the SEC by the Company on May 5, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(8)	Amendment No. 7 to Schedule TO filed with the SEC by the Company on May 9, 2017 with respect to the Company Offer, incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Security Land & Development Corporation

By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

May 9, 2017

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